Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Chairman’s address – 2010 AGM

Brisbane, Australia, 16th November 2010.  Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today releases the address to be delivered at the 2010 AGM by the Chairman, Mr. Stuart James.

Chairman’s Address

Welcome and thank you for joining us today. On behalf of the Progen Board and myself, I would like to thank you for your continued support. The past year has not only brought significant change and challenge at a board level, but also considerable progress at an operational level. Progen’s well-documented corporate events have been a distraction to the company’s achievements, however the Progen team have continued to advance our strong portfolio of oncology compounds.

As part of our focus on cost reduction you will notice that our Board members many of whom are based overseas are joining us today via teleconference.

Financially, the company experienced a difficult year with a net loss of $15.839 million. The results include the impairment of the intangible asset associated with the CellGate acquisition ($2.644 million) and the legal settlement with Medigen for ($1.8 million). Further, other income reduced by $6.871 million from 2009, primarily due to foreign exchange gains and gains on derivatives that were not experienced during 2010. The company also reduced administrative expenses by 18.9% following a cost reduction program implemented by the Board.

Progen’s vision is to better cancer patients’ lives by providing improved oncology solutions, whilst creating long term shareholder value through the discovery and development of novel cancer therapeutics.

With the new team in place we have completed a full review of the business, made the hard decisions and put a plan in place for future growth.

On the 18th of November 2009, Progen and Key Respondents reached a settlement designed to restore stability to the Company. With this settlement came a new board and change of management and the addition of alternate skills and expertise. I have been pleased at how the new team has worked so well together to review the business and set the strategy for future growth.

One of the highlights of the year was the signing of a license and collaboration agreement with our partners Medigen Biotechnology Corporation for the global development of muparfostat (PI-88) for oncology indications. Medigen plans to commence a Phase 3 study in liver cancer. We are delighted that this program is now back on track to unlock value for shareholders.

The Progen team has made substantial progress in the development of our broad portfolio of anti-cancer compounds and these compounds have created excitement within the biotechnology and healthcare sectors. We are confident that this will translate to improved shareholder value moving forward.

Yesterday, we had the pleasure of announcing to the market that PG545 has now cleared all formal approval requirements for commencement of its first in-human trial. I would like to congratulate the Progen team and our collaborators on completing the huge body of work that brought us to this important milestone.

While we have made the decision to divest the cell proliferation and epigenetic assets, we have substantially strengthened and progressed this program. We have completed our PG11047 Phase 1 monotherapy study and established the maximum tolerated dose. We are also nearing completion of the PG11047 Phase 1(b) combination study. As announced in October, we have closed the US Progen office and created a NewCo structure to extinguish the negative milestones and make this asset move attractive for divestment.

Our contract manufacturing business PharmaSynth has also had a good year securing a number of new customer relationships.

The team have worked extremely hard this year under difficult circumstances and should be congratulated on their achievements to date. I also note the ongoing contribution made by my fellow Directors. The Progen Board and management are committed to taking the Company forward and capitalising upon the exciting opportunities which lie ahead of us.

Thank you again for your support.

Stuart James

Chairman

16 November 2010

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stephanie Paul
Chief Executive Officer	Phillips Group
+61 7 3842 3333	+61 7 3230 5000
+61 437 211 200	+61 418 753 062

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.